SOCIAL MEDIA POSTS

Mabi @Mabiverse123 · 11h

The tricky part with $BETR right now is that there are really two different operating plans depending on who controls the company.

Starting point: roughly ~$38M of cash buffer. If we assume ~$6M (random number) gets burned on the governance fight, call it ~$32M of real cushion.
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Better Home & Finance Holding ...
BETR **$12.23** -11.63%



3 · 9 · 925

Vishal Garg @vishal_better · 8h

This is not a correct summarization of the go forward plan upon my return. I will share more detail shortly.

3 · 3 · 447

Better Home and Finance Company @SaveBETR · Aug 30

Thirty-six descriptions from Glassdoor. One former CEO, Vishal Garg. Now seeking control of your company, $BETR.

Toxic.
Chaotic.
Nut case.
Abrasive
Insecure.
Arrogant.
Unprofessional.
Profane.
An issue.
Toddler.
Narcissist.
Unhinged.
Immoral.
Deranged.
A joke.
Tyrant.
A fraud.
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Better Home & Finance Holding ...
BETR **$12.23** -11.63%



9 · 2 · 10 · 3.1K



Vishal Garg @vishal_better · 16h

Instead of spending $2.1 mm on lawyers and consultants to compile this in the last 3 weeks, $BETR's board and @danielsethlewis could have just bought back over 160,000 shares. Or increased the marketing budget by 100% or hired another 8 AI engineers who cared about homeownership in America being better. But they chose instead this.

Better Home & Finance Holding ...
BETR **$12.23** -11.63%



1 · 5 · 463

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Vishal Garg
@vishal_better

Facts not feelings:

1. Every partnership was modeled and had a product plan. Every single one. Not only that they were agreed to between the senior team. @danielsethlewis Will you quit as interim ceo if I show you the model for each partnership in my better email? Will take me 15 min. I can stop by on the 80th floor and print them out this am.

2. Yes, initial partners did not have minimum volumes in their contracts. By the way the big partner launch you lauded in your press release earlier last week doesn't either. Or did you not know that.

Yes, we did custom development for connectors into the partners existing mobile app, or CRM. Those connectors pay dividends post the upfront work because they let you do the next client/partner super fast and easily.

Have you ever sold platform software at scale ? Ask any single person who has on what you do for the first few clients. You spend a HUGE amount of time figuring things out with them. That's not a bug, that's a feature.

Did some of the partners not show up with volume —- yes of course they didn't, did they provide us a learning ground and demos of in production clients for other larger partners —- of course they did !!

Your ignorance and arrogance, and your willingness to take potshots but without actually having done a real job in the arena (selling online raffle software to non profits at a 5mm ARR company doesn't count) —- is magnificent in its purity.

3. How are you going to sign any new deals or even close the ones I had pulled in and was close to finish line with. To my knowledge you have not been to a single partners offices, you haven't even been to our offices around the country. Again, do you know how important the face to face connection is when you are selling b2b platform software.

There's nothing to save @danielsethlewis . $betr was improving day by day and climbing out of the abyss of the post pandemic refi boom. Let us finish the job we started as a team. And pls save us your vague potshots meant to incite your

If you dare to show up with facts, do so.

Fun fact for shareholders, my sources inside the company say that @danielsethlewis and the board are burning approximately $700k-$1mm per week on this fight. Pls refute that Daniel.

Employees inside the company —- so many of them come up to have a coffee with me on the 85th floor sometimes there's a line outside, say that 90% of your time is spent fighting me or complaining about me.

Lastly - your own board is held hostage to you. Most of them WANT to quit but can't because they fear you suing them like you threatened to sue some of our large shareholders for asking simple questions.

I have only one thing for you Daniel - do the damn work.

Stop shilling on X, cancel your annual 4 week vacation in Provence and get to Dallas and figure out why and how the machine works and what to do to make it run better.

Then you will make $betr better.

9:35 AM · Aug 31, 2026 · **3,602** Views



Vishal Garg @vishal_better · 17h

Those who can do, those who can't couch their slanderous accusations in words like "can" and "on opinion of counsel".

Again, would be really great if you can stop burning $1MM / week of $BETR shareholder money on posts on X and press releases. Mine don't cost the company and its shareholders anything and are filled with facts and numbers while you continue to throw adjectives and innuendo.

Facts:

The DE court forced your lawyer to admit and agree that any communications between investors regarding the consent solicitation doesn't count as group activity. So now you can't poison pill anyone you please just because they talk to someone else who owns $BETR stock.

And the judge in NY rejected your TRO and said this specifically :

OPINION AND ORDER: At the preliminary injunction stage, the Court's duty is to advance the overarching purpose of the securities laws (i.e., informing shareholders), without frustrating its other purposes (such as preventing private litigation from becoming a "weapon for management" to chill shareholders' efforts or frustrate shareholder democracy). See Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 58-59 (1975) (describing the "'extreme care' which was taken 'to avoid tipping the balance of regulation either in favor of management or in favor of the person making the takeover bid'"). Here, the total mix of publicly available information adequately informs shareholders about a dispute as to whether any alleged group exists and as to Garg's intentions, and the Court is satisfied that they are equipped to make an informed vote in response to Garg's solicitations and the anticipated counter solicitation by the Company. Better has failed to carry its burden to establish irreparable harm on the facts before the Court and accordingly, Plaintiff's motion for a temporary restraining order and a preliminary injunction is DENIED. SO ORDERED. (Signed by Judge Margaret M. Garnett, PART ONE on 8/28/2026) (kv) (Entered: 08/28/2026)

Better

Better Home & Finance Holding ...

BETR **$12.23** -11.63%



$betr rate rangers

Joseph

@vishal_better @danielsethlewis is the betr debit card still launching q3? Still on schedule?

"All approved Better HELOC customers will be offered the Better Home Equity card as a disbursement method beginning in Summer 2026."

7:39 AM

Great question. Dan - do you know the answer ?
I do.
That was another better labs project you and the bureaucrats said was a waste of time.
Like Coinbase.
Watch Dan send out PR about it next week when he figures it out from when he's back from France.

7:42 AM

Post

Vishal Garg
@vishal_better

The poison pill was the clearest indication that the $BETR board and @danielsethlewis aren't fighting for what is best for shareholders --- and only seeking to entrench themselves. Glad the courts saw right through it and ruled as they did. x.com/HousingWire/st...

Better **Better Home & Finance Holding Co**
BETR **$12.23** -11.63%



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5:29 PM · Aug 31, 2026 · **7,279** Views

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Justin @a32m2a32m2 · 20h
Let's call this what it is: The board fired its founder, smeared him publicly as reckless and untrustworthy, sued him in federal court, deployed a poison pill to block shareholders from voting him back in and then quietly tried to buy his silence with a $15 million offer three
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Vishal Garg · You

Founder & Board Member, Better.com

23h ·

We made a lot of progress at **Better** in the last 2 years. While the ups and downs get a lot of press, if you zoom out you can see the benefits of Tinman AI in action. Revenue and Loan volume up 2.5x in a time when the rest of the industry was basically flat. Opex basically flat during that entire time. Path to profitability not very far away - just another 20% volume growth or so and we are there. There's been a lot of negative press recently about the governance and leadership challenges at the Company. Worth remembering that revolutionizing one of the largest industries in America, one that touches over 100 MM homeowners, takes time and capital. If it was easy, it would be done already. Thank you to all my friends here for believing.


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2024-2026
AI Business Transformation Review


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